October 13, 2005

Securities and Exchange Commission
Washington, D.C. 20549

         Re:   Hemcure, Inc.
               Registration Statement on Form 10-SB
               File No. 0-51543

Dear Sirs:

In response to the staff's comment letter dated October 3, 2005 regarding Hemcure, Inc.'s Form 10-SB filing we acknowledge that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o The SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


Michael Friess
Chief Executive Officer
Hemcure, Inc.